Exhibit 99.1

Titan Medical to Report Second Quarter 2021 Financial Results on August 11, 2021

TORONTO--(BUSINESS WIRE)--August 3, 2021--Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company focused on the design and development of surgical technologies for robotic single access surgery, today announced that the company plans to issue its second quarter 2021 financial results prior to market opening on Wednesday, August 11, 2021. In addition, management will host an investor audio webcast at 8:30 a.m. ET to discuss financial results and business highlights. Speakers will include David McNally, President and Chief Executive Officer, and Stephen Lemieux, Chief Financial Officer.

A link to the live audio webcast will be made available on the "Investor Relations" section of the Company’s website, www.titanmedicalinc.com. A webcast replay will be archived and accessible on the Company’s website shortly after conclusion of the live audio webcast.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario and with R&D facilities in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

Certain of Titan’s robotic assisted surgical technologies and related intellectual property have been licensed to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, please visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the Company’s future growth, results of operations, performance, and business prospects and opportunities. Wherever possible, words such as “may,” “would,” “could,” “will,” “anticipate,” “believe,” “plan,” “expect,” “intend,” “estimate,” “potential for” and similar expressions have been used to identify these forward-looking statements, including, without limitation, references to: the Company’s focus on the design and development of surgical technologies for robotic single access surgery, the Enos system is being developed with dual 3D and 2D high-definition vision systems, multi-articulating instruments and an ergonomic surgeon workstation, and that Titan intends to initially pursue gynecologic surgical indications. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form and Form 40-F for the fiscal year ended December 31, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Kristen Galfetti
Vice President Investor Relations
+1-781-869-2553
investors@titanmedicalinc.com